Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

June 2018

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s 2017 Public QRT’s are included as appendix and incorporated herein by reference. Aegon’s 2017 Public QRT’s are referred to from Aegon’s 2017 Solvency and Financial Condition Report, dated June 11, 2018, which has been filed on June 19, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: June 22, 2018	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Head of Corporate Financial Center

AEGON Unaudited 2017 Solvency and Financial Condition Report Group—QRTs

2 SFCR 2017 **Public QRTs**

Table of contents

S.02.01.02 – Balance sheet 3

S.05.01.02 – Premiums, claims and expenses by line of business – Non-life 4

S.05.01.02 – Premiums, claims and expenses by line of business – Life 5

S.05.02.01 – Premiums, claims and expenses by country 2017 – Non-life 6

S.05.02.01 – Premiums, claims and expenses by country – Life 6

S.22.01.22 – Impact of long term guarantees and transitional measures 2017 7

S.23.01.22 – Own Funds Group 8

S.25.02.22 – Solvency Capital Requirement - for undertakings using the standard formula and partial internal model 10

S.32.01.22 – Undertakings in the scope of the group 11

AEGON Solvency and Financial Condition Report Group - QRTs Unaudited

Amounts in EUR thousands Solvency II value Assets Intangible assets—Deferred tax assets 460,650 Pension benefit surplus—Property, plant & equipment held for own use 334,962 Investments (other than assets held for index-linked and unit-linked contracts) 47,765,911 Property (other than for own use) 2,936,037 Holdings in related undertakings, including participations 10,632,987 Equities 1,666,283 Equities—listed 1,655,009 Equities—unlisted 11,274 Bonds 23,736,391 Government Bonds 18,526,311 Corporate Bonds 3,160,208 Structured notes 3,232 Collateralised securities 2,046,640 Collective Investments Undertakings 3,292,235 Derivatives 4,385,313 Deposits other than cash equivalents 1,116,665 Other investments—Assets held for index-linked and unit-linked contracts 80,575,165 Loans and mortgages 21,327,764 Loans on policies 4,233 Loans and mortgages to individuals 18,039,846 Other loans and mortgages 3,283,686 Reinsurance recoverables from: 6,245,506 Non-life and health similar to non-life 25,695 Non-life excluding health 26,161 Health similar to non-life (466) Life and health similar to life, excluding health and index-linked and unit-linked 218,012 Health similar to life 57,385 Life excluding health and index-linked and unit-linked 160,627 Life index-linked and unit-linked 6,001,799 Deposits to cedants 28,298 Insurance and intermediaries receivables 589,225 Reinsurance receivables 38,586 Receivables (trade, not insurance) 2,104,616 Own shares (held directly) 322,122 Amounts due in respect of own fund items or initial fund called up but not yet paid in—Cash and cash equivalents 8,425,219 Any other assets, not elsewhere shown 289,416 Total assets 168,507,441 Amounts in EUR thousands Solvency II value Liabilities Technical provisions—non-life 303,188 Technical provisions—non-life (excluding health) 229,532 TP calculated as a whole—Best estimate 212,319 Risk margin 17,213 Technical provisions—health (similar to non-life) 73,656 TP calculated as a whole—Best estimate 59,242 Risk margin 14,415 TP—life (excluding index-linked and unit-linked) 43,218,634 Technical provisions—health (similar to life) 746,902 TP calculated as a whole—Best estimate 672,693 Risk margin 74,208 TP—life (excluding health and index-linked and unit-linked) 42,471,732 TP calculated as a whole—Best estimate 40,812,752 Risk margin 1,658,980 TP—index-linked and unit-linked 90,828,614 TP calculated as a whole—Best estimate 89,414,452 Risk margin 1,414,162 Contingent liabilities—Provisions other than technical provisions 148,168 Pension benefit obligations 3,987,525 Deposits from reinsurers 11,947 Deferred tax liabilities 147,315 Derivatives 3,551,922 Debts owed to credit institutions 3,227,160 Financial liabilities other than debts owed to credit institutions 523,633 Insurance & intermediaries payables 955,065 Reinsurance payables 103,320 Payables (trade, not insurance) 3,617,759 Subordinated liabilities 163,333 Subordinated liabilities not in BOF 163,333 Subordinated liabilities in BOF—Any other liabilities, not elsewhere shown 795,872 Total liabilities 151,583,453 Excess of assets over liabilities 16,923,988 S.02.01.02 – Balance sheet 3 Solvency and Financial Condition Report Group—QRTs Unaudited SFCR 2017 Public QRTs

4 SFCR 2017 **Public QRTs**

S.05.01.02 – Premiums, claims and expenses by line of business – Non-life

Amounts in EUR thousands	Line of Business for: Non-life insurance and reinsurance obligations (direct business and accepted proportional reinsurance)												Line of business for: accepted non-proportional reinsurance				Total
	Medical expense insurance	Income protection insurance	Workers' compensation insurance	Motor vehicle liability insurance	Other motor insurance	Marine, aviation and transport insurance	Fire and other damage to property insurance	General liability insurance	Credit and suretyship insurance	Legal expenses insurance	Assistance	Miscellaneous financial loss	Health	Casualty	Marine, aviation, transport	Property	
Premiums written																	
Gross - Direct Business	92,920	135,955	6,533	72,342	38,977	177	220,178	25,184	89	14,370	2,934	890	-	-	-	-	610,550
Gross - Proportional reinsurance accepted	413	-	-	4,168	11,914	-	34,033	2,206	-	-	-	14,656	-	-	-	-	67,390
Gross - Non-proportional reinsurance accepted													-	-	-	17	17
Reinsurers' share	2,006	1,899	1,523	2,034	1,150	38	35,668	1,229	-	-	-	9,870	-	-	-	428	55,845
Net	**91,327**	**134,056**	**5,011**	**74,476**	**49,741**	**139**	**218,543**	**26,161**	**89**	**14,370**	**2,934**	**5,675**	**-**	**-**	**-**	**(411)**	**622,112**
Premiums earned																	
Gross - Direct Business	88,710	135,685	6,496	71,941	40,563	182	216,166	27,222	87	14,442	2,902	868	-	-	-	-	605,264
Gross - Proportional reinsurance accepted	453	-	-	4,168	11,868		31,062	2,206	-	-	-	11,489	-	-	-	-	61,247
Gross - Non-proportional reinsurance accepted													-	-	-	17	17
Reinsurers' share	2,023	1,908	1,523	2,034	1,150	41	34,846	1,221	-	-	-	5,728	-	-	-	428	50,903
Net	**87,140**	**133,776**	**4,973**	**74,075**	**51,281**	**140**	**212,382**	**28,207**	**87**	**14,442**	**2,902**	**6,629**	**-**	**-**	**-**	**(411)**	**615,625**
Claims incurred																	
Gross - Direct Business	70,062	71,592	472	47,199	23,001	65	91,624	2,553	-8	7,261	2,132	201	-	-	-	-	316,156
Gross - Proportional reinsurance accepted	633	-	-	3,326	8,382	-	9,701	1,106	-	-	2	1,398	-	-	-	-	24,548
Gross - Non-proportional reinsurance accepted													-	-	-	-	-
Reinsurers' share	564	330	93	-666	1,213	-	12,811	4	-	-	-	1,297	-	-	-	-	15,645
Net	**70,131**	**71,263**	**380**	**51,191**	**30,170**	**65**	**88,514**	**3,655**	**-8**	**7,261**	**2,134**	**302**	**-**	**-**	**-**	**-**	**325,059**
Changes in other technical provisions																	
Gross - Direct Business	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross - Proportional reinsurance accepted	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross - Non-proportional reinsurance accepted																	-
Reinsurers' share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses incurred	5,756	51,378	3,580	33,150	18,081	192	105,332	9,716	29	6,044	1,106	4,442	-	-	-	-	238,806
Other expenses																	169
Total expenses																	**238,974**

AEGON Solvency and Financial Condition Report Group - QRTs Unaudited

5 SFCR 2017 **Public QRTs**

S.05.01.02 – Premiums, claims and expenses by line of business – Life

	Line of Business for: Life insurance obligations						Life insurance obligations		Total
Amounts in EUR thousands	Health insurance	Insurance with profit participation	Index-linked and unit-linked insurance	Other life insurance	Annuities stemming from non-life insurance contracts and relating to health insurance obligations	Annuities stemming from non-life insurance contracts and relating to insurance obligations other than health insurance obligations	Health reinsurance	Life reinsurance	
Premiums written									
Gross	2,395,633	597,715	11,906,790	6,779,011	-	-	8,433	1,448,763	23,136,345
Reinsurers' share	220,640	233	375,125	1,554,935	-	-		1,517,442	3,668,374
Net	**2,174,994**	**597,482**	**11,531,665**	**5,224,076**	**-**	**-**	**8,433**	**(68,679)**	**19,467,971**
Premiums earned									
Gross	2,392,096	599,121	11,906,809	6,771,875	-	-	8,433	1,444,601	23,122,935
Reinsurers' share	220,640	233	375,125	1,559,131	-	-		1,517,442	3,672,570
Net	**2,171,456**	**598,889**	**11,531,684**	**5,212,743**	**-**	**-**	**8,433**	**(72,841)**	**19,450,364**
Claims incurred									
Gross	1,554,813	1,599,443	15,105,878	6,068,884	9,361	1,529	2,539	1,476,763	25,819,211
Reinsurers' share	224,085	393	51,409	1,705,173	-	-	-	1,345,368	3,326,429
Net	**1,330,728**	**1,599,050**	**15,054,469**	**4,363,711**	**9,361**	**1,529**	**2,539**	**131,394**	**22,492,782**
Changes in other technical provisions									
Gross	-	-	-	-	-	-	-	-	-
Reinsurers' share	-	-	-	-	-	-	-	-	-
Net	-	-	-	-	-	-	-	-	-
Expenses incurred	657,133	148,085	1,167,960	1,002,989	-	200	8,121	196,645	3,181,134
Other expenses									60,931
Total expenses									**3,242,065**

AEGON Solvency and Financial Condition Report Group - QRTs

Unaudited

6 SFCR 2017 **Public QRTs**

S.05.02.01 – Premiums, claims and expenses by country 2017 – Non-life

	Home country	Top 5 countries (by amount of gross premiums written) - Non-life obligations					Total Top 5 and home country
Amounts in EUR thousands	NL	HU	ES	GB	SK	DE	
Premiums written							
Gross - Direct Business	201,395	203,355	148,611	11,734	11,409	11,352	587,857
Gross - Proportional reinsurance accepted	-	25,423	28,977	-	-	-	54,400
Gross - Non-proportional reinsurance accepted	-	-	-	-	-	-	-
Reinsurers' share	6,540	6,772	40,318	-	656	-	54,286
Net	**194,855**	**222,006**	**137,271**	**11,734**	**10,753**	**11,352**	**587,972**
Premiums earned							
Gross - Direct Business	205,804	199,914	142,555	11,734	11,406	11,352	582,766
Gross - Proportional reinsurance accepted	-	25,367	22,890	-	-	-	48,257
Gross - Non-proportional reinsurance accepted	-	-	-	-	-	-	-
Reinsurers' share	6,540	6,302	35,877	-	656	-	49,376
Net	**199,264**	**218,979**	**129,569**	**11,734**	**10,750**	**11,352**	**581,647**
Claims incurred							
Gross - Direct Business	130,726	71,998	95,957	5,353	2,508	4,535	311,078
Gross - Proportional reinsurance accepted	(1,231)	15,986	6,689	-	-	-	21,444
Gross - Non-proportional reinsurance accepted	-	-	-	-	-	-	-
Reinsurers' share	72	910	14,299	-	166	-	15,448
Net	**129,423**	**87,074**	**88,347**	**5,353**	**2,341**	**4,535**	**317,074**
Changes in other technical provisions							
Gross - Direct Business	-	-	-	-	-	-	-
Gross - Proportional reinsurance accepted	-	-	-	-	-	-	-
Gross - Non-proportional reinsurance accepted	-	-	-	-	-	-	-
Reinsurers' share	-	-	-	-	-	-	-
Net	-	-	-	-	-	-	-
Expenses incurred	89,064	80,068	39,800	10,158	5,136	116	224,343
Other expenses							22
Total expenses							**224,364**

S.05.02.01 – Premiums, claims and expenses by country – Life

	Home country	Top 5 countries (by amount of gross premiums written) - Life obligations					Total Top 5 and home country
Amounts in EUR thousands	NL	GB	US	BM	CN	JP	
Premiums written							
Gross	1,999,788	9,709,617	9,477,436	759,186	228,336	225,413	22,399,777
Reinsurers' share	6,097	588,500	2,755,615	275,249	-	-	3,625,460
Net	**1,993,691**	**9,121,117**	**6,721,821**	**483,937**	**228,336**	**225,413**	**18,774,317**
Premiums earned							-
Gross	1,996,462	9,709,617	9,477,436	759,186	228,336	225,413	22,396,451
Reinsurers' share	6,097	588,500	2,755,615	275,249	-	-	3,625,460
Net	**1,990,365**	**9,121,117**	**6,721,821**	**483,937**	**228,336**	**225,413**	**18,770,991**
Claims incurred							-
Gross	4,229,994	12,420,252	8,459,121	167,107	18,137	2,729	25,297,340
Reinsurers' share	9,387	662,703	2,374,046	264,490	-	-	3,310,625
Net	**4,220,607**	**11,757,549**	**6,085,075**	**(97,382)**	**18,137**	**2,729**	**21,986,715**
Changes in other technical provisions							
Gross	-	-	-	-	-	-	-
Reinsurers' share	-	-	-	-	-	-	-
Net	-	-	-	-	-	-	-
Expenses incurred	313,721	569,974	1,887,286	60,382	48,402	39,714	2,919,480
Other expenses							86
Total expenses							**2,919,566**

AEGON Solvency and Financial Condition Report Group - QRTs

Unaudited

S.22.01.22 – Impact of long term guarantees and transitional measures 2017 Amounts in EUR thousands Amount with Long Term Guarantee measures and transitionals Impact of transitional on technical provisions Impact of transitional on interest rate Impact of volatility adjustment set to zero Impact of matching adjustment set to zero Technical provisions 134,350,436 113,479 - 288,380 66,442 Basic own funds 7,406,220 (55,864) - (205,341) (54,699) Eligible own funds to meet Solvency Capital Requirement 15,627,637 (55,833) - (205,341) (54,699) Solvency Capital Requirement 7,773,975 515 - 1,273,243 64,733 7 Solvency and Financial Condition Report Group - QRTs Unaudited SFCR 2017 Public QRTs

8 SFCR 2017 **Public QRTs**

S.23.01.22 – Own Funds Group

Amounts in EUR thousands	**Total**	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
Basic own funds before deduction for participations in other financial sector					
Ordinary share capital (gross of own shares)	321,680	321,680	-	-	-
Non-available called but not paid in ordinary share capital at group level	-	-	-	-	-
Share premium account related to ordinary share capital	7,730,971	7,730,971	-	-	-
Initial funds, members' contributions or the equivalent basic own - fund item for mutual and mutual-type undertakings	-	-	-	-	-
Subordinated mutual member accounts	-	-	-	-	-
Non-available subordinated mutual member accounts at group level	-	-	-	-	-
Surplus funds	-	-	-	-	-
Non-available surplus funds at group level	-	-	-	-	-
Preference shares	-	-	-	-	-
Non-available preference shares at group level	-	-	-	-	-
Share premium account related to preference shares	-	-	-	-	-
Non-available share premium account related to preference shares at group level	-	-	-	-	-
Reconciliation reserve	3,068,228	3,068,228	-	-	-
Subordinated liabilities	-	-	-	-	-
Non-available subordinated liabilities at group level	-	-	-	-	-
An amount equal to the value of net deferred tax assets	447,721	-	-	-	447,721
The amount equal to the value of net deferred tax assets not available at the group level	-	-	-	-	-
Other items approved by supervisory authority as basic own funds not specified above	4,752,511	-	3,539,708	1,212,802	-
Non available own funds related to other own funds items approved by supervisory authority	147,543	147,543	-	-	-
Minority interests (if not reported as part of a specific own fund item)	-	-	-	-	-
Non-available minority interests at group level	-	-	-	-	-
Own funds from the financial statements that should not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds	-	-	-	-	-
Own funds from the financial statements that shall not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds	-	-	-	-	-
Deductions					
Deductions for participations in other financial undertakings, including non-regulated undertakings carrying out financial activities	1,171,579	1,171,579	-	-	-
Whereof deducted according to art 228 of the Directive 2009/138/EC	*545,931*	*545,931*	-	-	-
Deductions for participations where there is non-availability of information (Article 229)	-	-	-	-	-
Deduction for participations included by using D&A when a combination of methods is used	7,595,770	5,189,481	1,792,224	614,066	-
Total of non-available own fund items	147,543	147,543	-	-	-
Total deductions	**8,914,891**	**6,508,602**	**1,792,224**	**614,066**	**-**
Total basic own funds after deductions	**7,406,220**	**4,612,277**	**1,747,485**	**598,737**	**447,721**
Ancillary own funds					
Unpaid and uncalled ordinary share capital callable on demand	-	-	-	-	-
Unpaid and uncalled initial funds, members' contributions or the equivalent basic own fund item for mutual and mutual - type undertakings, callable on demand	-	-	-	-	-
Unpaid and uncalled preference shares callable on demand	-	-	-	-	-
A legally binding commitment to subscribe and pay for subordinated liabilities on demand	-	-	-	-	-
Letters of credit and guarantees under Article 96(2) of the Directive 2009/138/EC	-	-	-	-	-
Letters of credit and guarantees other than under Article 96(2) of the Directive 2009/138/EC	-	-	-	-	-
Supplementary members calls under first subparagraph of Article 96(3) of the Directive 2009/138/EC	-	-	-	-	-
Supplementary members calls - other than under first subparagraph of Article 96(3) of the Directive 2009/138/EC	-	-	-	-	-
Non available ancillary own funds at group level	-	-	-	-	-
Other ancillary own funds	-	-	-	-	-
Total ancillary own funds	**-**	**-**	**-**	**-**	**-**

CONTINUED >

AEGON Solvency and Financial Condition Report Group - QRTs Unaudited

9 SFCR 2017 **Public QRTs**

S.23.01.22 – Own Funds Group (continued)

Amounts in EUR thousands	**Total**	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
Own funds of other financial sectors					
Credit institutions, investment firms, financial institutions, alternative investment fund managers, financial institutions	535,007	535,007	-	-	-
Institutions for occupational retirement provision	-	-	-	-	-
Non regulated entities carrying out financial activities	90,640	90,640	-	-	-
Total own funds of other financial sectors	625,647	625,647	-	-	-
Own funds when using the D&A, exclusively or in combination of method 1					
Own funds aggregated when using the D&A and combination of method	7,595,770	5,189,481	1,298,374	1,107,915	-
Own funds aggregated when using the D&A and a combination of method net of IGT	7,595,770	5,189,481	1,298,374	1,107,915	-
Total available own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A)	7,406,220	4,612,277	1,747,485	598,737	447,721
Total available own funds to meet the minimum consolidated group SCR	6,958,499	4,612,277	1,747,485	598,737	-
Total eligible own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A)	7,406,220	4,612,277	1,153,069	1,193,152	447,721
Total eligible own funds to meet the minimum consolidated group SCR	6,151,566	4,612,277	1,153,069	386,219	-
Minimum consolidated Group SCR	1,931,095	-	-	-	-
Ratio of Eligible own funds to Minimum Consolidated Group SCR	*319%*	-	-	-	-
Total eligible own funds to meet the group SCR (including own funds from other financial sector and from the undertakings included via D&A)	**15,627,637**	**10,427,405**	**2,451,444**	**2,301,067**	**447,721**
Group SCR	7,773,975	-	-	-	-
Ratio of Eligible own funds to group SCR including other financial sectors and the undertakings included via D&A	*201%*	-	-	-	-
Reconciliation reserve					
Excess of assets over liabilities	16,923,988	-	-	-	-
Own shares (included as assets on the balance sheet)	322,122	-	-	-	-
Foreseeable dividends, distributions and charges	-	-	-	-	-
Other basic own fund items	13,252,884	-	-	-	-
Adjustment for restricted own fund items in respect of matching adjustment portfolios and ring fenced funds	279,256	-	-	-	-
Other non available own funds	1,498	-	-	-	-
Reconciliation reserve before deduction for participations in other financial sector	3,068,228	-	-	-	-
Expected profits					
Expected profits included in future premiums (EPIFP) - Life Business	1,170,697	-	-	-	-
Expected profits included in future premiums (EPIFP) - Non- life business	41,631	-	-	-	-
Total EPIFP	**1,212,328**	**-**	**-**	**-**	**-**

AEGON Solvency and Financial Condition Report Group - QRTs Unaudited

10 SFCR 2017 **Public QRTs**

S.25.02.22 – Solvency Capital Requirement - for undertakings using the standard formula and partial internal model

Amounts in EUR thousands

	Components description	Calculation of the Solvency Capital Requirement	Amount modelled	USP	Simplifications
C0010	C0020	C0030	C0070	C0090	C0120
1	Market risk (SF)	1,055,523	-	-	-
2	Market risk (IM)	2,257,886	2,257,886	-	-
3	Counterparty default risk (SF)	370,705	-	-	-
4	Counterparty default risk (IM)	17,560	17,560	-	-
5	Life underwriting risk (SF)	1,137,230	-	-	-
6	Life underwriting risk (IM)	2,156,079	2,156,079	-	-
7	Health underwriting risk (SF)	306,372	-	-	-
8	Health underwriting risk (IM)	-	-	-	-
9	Non-life underwriting risk (SF)	129,983	-	-	-
10	Non-life underwriting risk (IM)	-	-	-	-
11	Intangible asset risk (SF)	-	-	-	-
12	Intangible asset risk (IM)	-	-	-	-
13	Operational risk (SF)	303,515	-	-	-
14	Operational risk (IM)	300,596	300,596	-	-
15	LAC Technical Provisions (negative amount) (SF)	-	-	-	-
16	LAC Technical Provisions (negative amount) (IM)	-	-	-	-
17	LAC Deferred Taxes (negative amount)	(714,398)	-	-	-

Amounts in EUR thousands

Total undiversified components	R0110	7,321,052
Diversification	R0060	(2,851,472)
Capital requirement for business operated in accordance with Art. 4 of Directive 2003/41/EC	R0160	-
Solvency Capital Requirement excluding capital add-on	R0200	**4,469,580**
Capital add-on already set	R0210	-
Solvency capital requirement for undertakings under consolidated method	R0220	**4,786,874**
Other information on SCR		
Amount/estimate of the overall loss-absorbing capacity of technical provisions	R0300	29,603
Amount/estimate of the overall loss-absorbing capacity ot deferred taxes	R0310	714,398
Capital requirement for duration-based equity risk sub-module	R0400	-
Total amount of Notional Solvency Capital Requirements for remaining part	R0410	4,576,878
Total amount of Notional Solvency Capital Requirements for ring fenced funds	R0420	70,729
Total amount of Notional Solvency Capital Requirement for matching adjustment portfolios	R0430	139,268
Diversification effects due to RFF nSCR aggregation for article 304	R0440	-
Minimum consolidated group solvency capital requirement	R0470	1,931,095
Information on other entities		
Capital requirement for other financial sectors (Non-insurance capital requirements)	R0500	317,295
Capital requirement for other financial sectors (Non-insurance capital requirements) - Credit institutions, investment firms and financial institutions, alternative investment funds managers, UCITS management companies	R0510	198,799
Capital requirement for other financial sectors (Non-insurance capital requirements) - Institutions for occupational retirement provisions	R0520	-
Capital requirement for other financial sectors (Non-insurance capital requirements) - Capital requirement for non-regulated entities carrying out financial activities	R0530	118,495
Capital requirement for non-controlled participation requirements	R0540	-
Capital requirement for residual undertakings	R0550	-
Overall SCR		
SCR for undertakings included via D and A	R0560	2,987,101
Solvency capital requirement	R0570	**7,773,975**

AEGON Solvency and Financial Condition Report Group - QRTs

Unaudited

Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking US 5493003VXC16EGYELV07 1—LEI Southwest Equity Life Insurance Company 1—Life insurance undertaking Corporation 2—Non-mutual Arizona Department of Insurance 75.00% 75.00% 75.00% 1—Dominant 75.00% 1—Included in the scope 7—Method 2: Local rules US 5493009SPOGMHKCQG643 1—LEI Transamerica Pacific Insurance Company, Ltd. 1—Life insurance undertaking Corporation 2—Non-mutual Hawaii Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules US F1PLTWZ8OU4HQGZQAP31 1—LEI Transamerica Advisors Life Insurance Company 1—Life insurance undertaking Corporation 2—Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules US IESWU3ORVB7T21TZOK62 1—LEI Transamerica Life Insurance Company 1—Life insurance undertaking Corporation 2—Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules US 0L6CM7SPOSGAEQJK0J73 1—LEI Transamerica Premier Life Insurance Company 1—Life insurance undertaking Corporation 2—Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules US EG0GJY3CGOTGWBG64Z75 1—LEI Transamerica Financial Life Insurance Company 1—Life insurance undertaking Corporation 2—Non-mutual New York Department of Financial Services 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules US 549300XX9C0OGHTMTQ11 1—LEI Transamerica Casualty Insurance Company 1—Life insurance undertaking Corporation 2—Non-mutual Ohio Department of Insurance 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules US 549300FGO9JLKGVZTF71 1—LEI River Ridge Insurance Company 1—Life insurance undertaking Corporation 2—Non-mutual Vermont Department of Financial Regulation 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules BM 5493005M7H149SPFW983 1—LEI Transamerica Life International (Bermuda) Ltd 1—Life insurance undertaking Exempted Company Limited by Shares 2—Non-mutual Bermuda Monetary Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules BM 549300G481NLE2F1CB87 1—LEI Transamerica Life (Bermuda) Ltd. 1—Life insurance undertaking Limited by Shares 2—Non-mutual Bermuda Monetary Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules NL 724500AM4MYHCTRLF551 1—LEI N.V. Levensverzekering- Maatschappij “De Hoop” 1—Life insurance undertaking Naamloze vennootschap (NV) 2—Non-mutual De Nederlandsche Bank 33.33% 33.33% 33.33% 2—Significant 33.33% 1—Included in the scope 3—Method 1: Adjusted equity method NL 5493003SPEWN841SWG39 1—LEI AEGON Levensverzekering N.V. 1—Life insurance undertaking Naamloze vennootschap (NV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 549300CHB5Q2591H4S21 1—LEI AEGON Spaarkas N.V. 1—Life insurance undertaking Naamloze vennootschap (NV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 549300C705V5I1QIHO86 1—LEI Optas Pensioenen N.V. 1—Life insurance undertaking Naamloze vennootschap (NV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation CZ 31570010000000023569 1—LEI AEGON Pojištovna, a.s. 1—Life insurance undertaking Private Company 2—Non-mutual Ceska Narodni Banka 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation PL 259400V1O5VA6Q1W6M65 1—LEI AEGON Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna 1—Life insurance undertaking Private Company 2—Non-mutual Komisja Nadzoru Finansowego 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation SK 315700JCRD1AND4SXO36 1—LEI AEGON Životná poistovňa, a.s. 1—Life insurance undertaking Private Company 2—Non-mutual Narodna Banka Slovenska 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation TR 789000YBW1GZ8EHB5L13 1—LEI AEGON Emeklilik ve Hayat A.S. 1—Life insurance undertaking Private Company 2—Non-mutual Capital Markets Board of Turkey 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 5—Method 2: Solvency II BR 54930095O77VVERKG006 1—LEI Mongeral AEGON Seguros e Previdencia SA 1—Life insurance undertaking Private Company 2—Non-mutual Superintendencia de Seguros Privados 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 7—Method 2: Local rules CN 3003008RJ9AEOYOVNK85 1—LEI Aegon THTF Life Insurance Co., Ltd. 1—Life insurance undertaking Private Company 2—Non-mutual China Insurance Regulatory Commission 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 5—Method 2: Solvency II JP 3538001467IJKQTVXZ11 1—LEI AEGON Sony Life Insurance Co., Ltd. 1—Life insurance undertaking Private Company 2—Non-mutual Financial Services Agency (Japan) 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 7—Method 2: Local rules IE 549300AIPJCQZNY2IH15 1—LEI AEGON Ireland plc 1—Life insurance undertaking Public Limited Company 2—Non-mutual Central Bank of Ireland 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation GB 213800X1T29YFAYMPC26 1—LEI Scottish Equitable plc 1—Life insurance undertaking Public Limited Company 2—Non-mutual The Prudential Regulation Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation IN 3358006ZVG6LSYJNV614 1—LEI Aegon Life Insurance Company Limited 1—Life insurance undertaking Public Limited Company 2—Non-mutual Insurance Regulatory and Development Authority 49.00% 49.00% 49.00% Aegon has a call option over Aegon Employee Benefits Trust and could have a call option over a portion of BCCL’s shares in India JV. 2—Significant 49.00% 1—Included in the scope 5—Method 2: Solvency II ES 9598007TGFFJ24RXG723 1—LEI Liberbank Vida y Pensiones, Seguros y Reaseguros S.A. 1—Life insurance undertaking Sociedad Anónima (SA) 2—Non-mutual Direccion General de Seguros y Fondos de Pensiones 50.00% 50.00% 50.00% Generally decisions adopted by absolute majority of shares, exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control, but exercises this along with other shareholder. 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional consolidation ES 959800TNUM2TV0D7HB66 1—LEI SANTANDER VIDA SEGUROS Y REASEGUROS, S.A. 1—Life insurance undertaking Sociedad Anónima (SA) 2—Non-mutual Direccion General de Seguros y Fondos de Pensiones 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of shares, exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control, but exercises this along with other shareholder. 2—Significant 51.00% 1—Included in the scope 2—Method 1: Proportional consolidation PT 959800S4Y2DCN7EVAG59 1—LEI AEGON SANTANDER PORTUGAL VIDA—COMPANHIA DE SEGUROS DE VIDA S.A. 1—Life insurance undertaking Sociedade anónima (SA) 2—Non-mutual Autoridade de Supervisao de Seguros e Fundos de Pensoes 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of shares, exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control, but exercises this along with other shareholder. 2—Significant 51.00% 1—Included in the scope 2—Method 1: Proportional consolidation IE 5493009T9CZP0MOE0E15 1—LEI Esprit Insurance Designated Activity Company 2—Non life insurance undertaking Designated Activity Company (Ltd. by Shares) (DAC) 2—Non-mutual Central Bank of Ireland 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation GB 2138006PPB8GBYSGJC74 1—LEI Stonebridge International Insurance Ltd. 2—Non life insurance undertaking Limited by Shares 2—Non-mutual The Prudential Regulation Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 549300TPP7QUEOY5QS39 1—LEI AEGON Schadeverzekering N.V. 2—Non life insurance undertaking Naamloze vennootschap (NV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation ES 959800DGNJ1GACEM9J49 1—LEI SANTANDER GENERALES SEGUROS Y REASEGUROS, S.A. 2—Non life insurance undertaking Sociedad Anónima (SA) 2—Non-mutual Direccion General de Seguros y Fondos de Pensiones 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of shares, exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control, but exercises this along with other shareholder. 2—Significant 51.00% 1—Included in the scope 2—Method 1: Proportional consolidation PT 9598001GSAW026UNLE02 1—LEI AEGON SANTANDER PORTUGAL NAO VIDA—COMPANHIA DE SEGUROS S.A. 2—Non life insurance undertaking Sociedade anónima (SA) 2—Non-mutual Autoridade de Supervisao de Seguros e Fundos de Pensoes 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of shares, exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control, but exercises this along with other shareholder. 2—Significant 51.00% 1—Included in the scope 2—Method 1: Proportional consolidation S.32.01.22 – Undertakings in the scope of the group CONTINUED > 11 Solvency and Financial Condition Report Group—QRTs Unaudited SFCR 2017 Public QRTs

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking HU 2138002WE79XZSYJB750 1—LEI AEGON Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság 4—Composite undertaking Private Company 2—Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation ES 549300CUCUP9990FPP88 1—LEI AEGON Espana, S.A.U. de Seguros y Reaseguros 4—Composite undertaking Sociedad Anónima Unipersonal (SAU) 2—Non-mutual Direccion General de Seguros y Fondos de Pensiones 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300CG8WC6T3FPCF87 1—LEI Firebird Re Corp. 3—Reinsurance undertaking Corporation 2—Non-mutual Arizona Department of Insurance 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules US 549300EBW500IR6QOF11 1—LEI WFG Reinsurance Limited 3—Reinsurance undertaking Corporation 2—Non-mutual Hawaii Insurance Division 51.00% 51.00% 51.00% 1—Dominant 51.00% 1—Included in the scope 7—Method 2: Local rules US 549300VKSMJ4L0PB3R84 1—LEI Harbor View Re Corp. 3—Reinsurance undertaking Corporation 2—Non-mutual Hawaii Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules US 5493005N0P0HDBHNGS46 1—LEI Ironwood Re Corp. 3—Reinsurance undertaking Corporation 2—Non-mutual Hawaii Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules US 549300PLTRQIXEQSKZ20 1—LEI TLIC Oakbrook Reinsurance Inc. 3—Reinsurance undertaking Corporation 2—Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300WP3PZ60MMXHF64 1—LEI TLIC Riverwood Reinsurance, Inc. 3—Reinsurance undertaking Corporation 2—Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300Y0RURXSZUUM173 1—LEI TLIC Watertree Reinsurance Inc. 3—Reinsurance undertaking Corporation 2—Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300Q4BUS0CAEMHR56 1—LEI LIICA Re II, Inc. 3—Reinsurance undertaking Corporation 2—Non-mutual Vermont Department of Financial Regulation 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300R1CL1OVOLXL798 1—LEI MLIC Re I, Inc. 3—Reinsurance undertaking Corporation 2—Non-mutual Vermont Department of Financial Regulation 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300UL5IBO9DIQJ515 1—LEI Pine Falls Re, Inc. 3—Reinsurance undertaking Corporation 2—Non-mutual Vermont Department of Financial Regulation 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300MQMF0VTIKZTF37 1—LEI Stonebridge Reinsurance Company 3—Reinsurance undertaking Corporation 2—Non-mutual Vermont Department of Financial Regulation 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method BM 549300LHOHO3NF3RMJ73 1—LEI SA Reinsurance Ltd. 3—Reinsurance undertaking Limited by Shares 2—Non-mutual Bermuda Monetary Authority 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 7—Method 2: Local rules BM 549300F53XTGWVRTP875 1—LEI Transamerica International Re (Bermuda) Ltd. 3—Reinsurance undertaking Limited by Shares 2—Non-mutual Bermuda Monetary Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules NL 549300LR1M1H1UFEDH67 1—LEI Blue Square Re N.V. 3—Reinsurance undertaking Naamloze vennootschap (NV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation BR 549300C4PPOXUZVGZF76 1—LEI Transamerica International Re Escritorio de Representacao no Brasil Ltd 3—Reinsurance undertaking Private Company 2—Non-mutual Superintendencia de Seguros Privados 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method NL 724500GN5HQ87O4RLC12 1—LEI AEGON Brazil Holding B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500PXWI3E446KEX31 1—LEI AEGON Czech Republic Holding B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500TOC1GK64ILRE95 1—LEI AEGON DMS Holding B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 7245007CB23NPKLTAF76 1—LEI AEGON Hungary Holding B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 7245005V3YIB25655F12 1—LEI AEGON Hungary Holding II B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500BNI7FJN7RDZL50 1—LEI AEGON India Holding B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500DI4AFL8RDQEG22 1—LEI AEGON International B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500Y7NP3685CEEV89 1—LEI AEGON Ireland Holding B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500UA6GN8PUQLFQ18 1—LEI AEGON Mexico Holding II B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500ECYT6QX2FESN95 1—LEI AEGON Mexico Holding III B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500NHLYEPGXHSA148 1—LEI AEGON Poland/Romania Holding B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500PBL1A2TVQKAX63 1—LEI AEGON Slovakia Holding B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation CONTINUED > 12 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking NL 724500VCE5M77E44XC35 1—LEI AEGON Spain Holding B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500J2DTRKSYFGBT31 1—LEI AEGON Turkey Holding B.V. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300EK264PVU3MXI25 1—LEI AEGON Management Company 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300MWIOC0W2Z2ZM36 1—LEI Commonwealth General Corporation 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US FY3O3L8GSDIMQ51Q5H26 1—LEI Transamerica Corporation 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation GB 213800S7RU2S9VUO2227 1—LEI AEGON Holdings (UK) Limited 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation GB 213800FHP235751PZS37 1—LEI Scottish Equitable Holdings Limited 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation GB 213800UR9NMDEAS51K32 1—LEI Cornerstone International Holdings Ltd. 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation GB 213800HW5JU8BA4IMC33 1—LEI AEGON UK plc 5—Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC Public Limited Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500XKR0HKSLU3IX44 1—LEI AEGON Europe Holding B.V. 7—Mixed financial holding company as defined in Article 212(1)(h) of Directive 2009/138/EC Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL O4QK7KMMK83ITNTHUG69 1—LEI AEGON N.V. 7—Mixed financial holding company as defined in Article 212(1)(h) of Directive 2009/138/EC Naamloze vennootschap (NV) 2—Non-mutual De Nederlandsche Bank 1—Dominant 1—Included in the scope 1—Method 1: Full consolidation NL 549300Q3DX11LN548072 1—LEI AEGON Nederland N.V. 7—Mixed financial holding company as defined in Article 212(1)(h) of Directive 2009/138/EC Naamloze vennootschap (NV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation ES 959800STA0C4RRLGAB80 1—LEI AEGON Administracion y Servicios Aie 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Agrupación de Interés Económico (AIE) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500XN2QI8YGC9R673 1—LEI AMVEST Vastgoed B.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional consolidation NL 724500XV5S7H3JY72005 1—LEI AEGON Administratie B.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500TPYP3DXYWG9N63 1—LEI AEGON Administratieve Dienstverlening B.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500UH6Q0L2X7W1E02 1—LEI Aegon Advies B.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500FULFF65L4FGQ78 1—LEI AEGON Bemiddeling B.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 72450030UBZJ2I3F1M72 1—LEI AEGON Capital Management US B.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 7245004PI4RB6Z2IA840 1—LEI Aegon DL B.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500GPD8BLPYEIBI04 1—LEI AEGON Global Investment Fund B.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 54930098NGNU8PNSRM28 1—LEI AEGON Treasury Investments B.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500NP0V3C855X2210 1—LEI AEGON Vast Goed III B.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500ULUXMNKCYSAZ11 1—LEI AEGON Vast Goed IV B.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500CRNPD9VT3I5993 1—LEI AMVEST Home Free B.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 724500NZPODZAC8SI487 1—LEI Vastgoedmaatschappij Inpa B.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation CONTINUED > 13 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking US 549300KV2W3QZ8UJ3251 1—LEI US PENG, INC. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 1—Mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300P14I8AMF56R295 1—LEI AEGON Asset Management Services, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300MZ6RZWGMOPSM17 1—LEI AEGON Institutional Markets, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493000V8U2TEGWJ4Q27 1—LEI AFSG Securities Corporation 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300WQR0QLZKV7PY19 1—LEI AUSA Properties, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300LDNKDB2BD4NJ66 1—LEI Creditor Resources, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300XBOVRBRXXK6328 1—LEI CRI Solutions, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300VQ0NE08PBZTO04 1—LEI Financial Planning Services, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300ORWQA6WAZ3G755 1—LEI Garnet Assurance Corporation II 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493001EJGY2YS9Y7S04 1—LEI Massachusetts Fidelity Trust Company 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300SPI8S6R3YR2783 1—LEI Money Services, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300GKCL1NYZEN7S04 1—LEI Monumental General Administrators, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300ULKN30UL3LRR16 1—LEI Short Hills Management Company 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300O481B1WNR3BV29 1—LEI Stonebridge Benefit Services, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300LKJPB2EV1AMX05 1—LEI TCF Asset Management Corporation 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300CUIWISO4KODK51 1—LEI TCFC Air Holdings, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493002R0X63RCGUU797 1—LEI TCFC Asset Holdings, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300W3DDOKZCX5MG29 1—LEI The AEGON Trust 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300YNC64TFC2ERA21 1—LEI Transamerica Accounts Holding Corporation 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300DXM2KFUK280891 1—LEI Transamerica Affordable Housing, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300YGMXG1QHTBNS97 1—LEI Transamerica Agency Network, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300404NXDZDER4F48 1—LEI Transamerica Capital, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300H5AD20UE1SRD14 1—LEI Transamerica Commercial Finance Corporation, I 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300QTZZHSC6FPOD95 1—LEI Transamerica Consumer Finance Holding Company 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300UE4P7N6SM75991 1—LEI Transamerica Corporation 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 54930029N5J31L12IR33 1—LEI Transamerica Distribution Finance—Overseas, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation CONTINUED > 14 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking US 549300CNQ8U5YYVYF622 1—LEI Transamerica Finance Corporation 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300ZI1REXKDS0XX96 1—LEI Transamerica Fund Services, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300CGVBCZVNTSYM45 1—LEI Transamerica Home Loan 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300FO5QGHCQB22X64 1—LEI Transamerica Investors Securities Corporation 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493002JHW501FKUI034 1—LEI Transamerica Leasing Holdings Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300R1FYMIVFX3C461 1—LEI Transamerica Resources, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300LFI0YX6TZLIH40 1—LEI Transamerica Small Business Capital, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300JGJLZXUHZOOX52 1—LEI Transamerica Stable Value Solutions Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300DS4RCPX06MWR62 1—LEI Transamerica Vendor Financial Services Corporation 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493005PYDPCCVG6AB02 1—LEI United Financial Services, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300OR1YKL30UIGU95 1—LEI WFG China Holdings, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300QPPLKNB32B8133 1—LEI World Financial Group, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300ECYE0GJJX8UW74 1—LEI Zahorik Company, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493007KU4DY8WGBFS15 1—LEI AEGON Direct Marketing Services, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300CTAPOEO82TRN22 1—LEI AEGON Financial Services Group, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300Q8UW4HQ7M5SK87 1—LEI Garnet Assurance Corporation 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300Z1I3GL0EVGDC83 1—LEI Garnet Assurance Corporation III 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 5493004KN1HJBMBKOV75 1—LEI Intersecurities Insurance Agency, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300DTU38NRL2H6996 1—LEI Real Estate Alternatives Portfolio 3A, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300V5HD7QXIXVV767 1—LEI Transamerica Affinity Services, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300DZA4ZCLQ8JE491 1—LEI Transamerica Asset Management, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 5493006U134HNBT21U73 1—LEI World Financial Group Insurance Agency of Massachusetts, Inc 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300D5WJ1NKU3G7S55 1—LEI World Financial Group Insurance Agency of Wyoming, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300UW0QON3GN6KL42 1—LEI World Financial Group Insurance Agency, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300JW32XCZSHI0878 1—LEI Transamerica Financial Advisors, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual Financial Industry Regulatory Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300HNPLHEUTETWZ90 1—LEI World Financial Group Insurance Agency of Hawaii, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual Hawaii Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method CONTINUED > 15 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking KY 549300ZKTUZSV15HAV29 1—LEI Cedar Funding, Ltd. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Exempted Company Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method BM 54930060R8GMDFCYEZ34 1—LEI Primus Guaranty Ltd. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Exempted Company Limited by Shares 2—Non-mutual Bermuda Monetary Authority 20.00% 20.00% 20.00% 2—Significant 20.00% 1—Included in the scope 10—Other method BM 54930063LHUJIUBMOI77 1—LEI Transamerica (Bermuda) Services Center, Ltd. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Exempted Company Limited by Shares 2—Non-mutual Bermuda Monetary Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300LOE2LOY8DQQV68 1—LEI AEGON Transamerica Foundation 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Foundation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300VV3PPLEUXOL890 1—LEI Transamerica Institute 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Foundation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation GB 213800NTHB13U889C602 1—LEI AEGON EDC Limited 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation HK 213800VY8S65RR6E8L74 1—LEI Aegon Insights Limited 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation HK 213800M7EAHGN1HTAL11 1—LEI AEGON Direct Marketing Services Insurance Broker (HK) Limited 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited by Shares 2—Non-mutual The Hong Kong Confederation of Insurance Brokers 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 54930050MSHDNHYDEC28 1—LEI Aegon LIHTC Fund 51, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 5493007HULLXBFYX2P16 1—LEI AMTAX Holdings 308 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300TUJ64B8YLQ2521 1—LEI AMTAX Holdings 347 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300XY4HRH11JGLU24 1—LEI AMTAX Holdings 388 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300GMEWSKTBNVEN40 1—LEI AMTAX Holdings 483 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300PDPC70JVWNFN73 1—LEI AMTAX Holdings 546 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 5493007NJNMS6LAN1C34 1—LEI AMTAX Holdings 559 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300ELQY6BPLF14V79 1—LEI AMTAX Holdings 561 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 5493006RXQ9G12XG0283 1—LEI AMTAX Holdings 567 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300BN1UD6YDJ74213 1—LEI AMTAX Holdings 588 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300EZB1HRCEDDK394 1—LEI AMTAX Holdings 639 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 54930065RN3R4XBCC229 1—LEI AMTAX Holdings 649 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300SNWJDUTTW7PF60 1—LEI AMTAX Holdings 672 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300P0274082XNR737 1—LEI AMTAX Holdings 713 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300P1FGCXCUE5U774 1—LEI Apollo Housing Capital Arrowhead Gardens, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300OBX4SSOCT8RX94 1—LEI Garnet LIHTC Fund III, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300S2J02BT6UED182 1—LEI Garnet LIHTC Fund IV, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300IRQ56C4N7T5948 1—LEI Garnet LIHTC Fund IX, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method CONTINUED > 16 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking US 5493009I1KGJ3BJYAY69 1—LEI Garnet LIHTC Fund V, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300N5ZLAZHMTC1R17 1—LEI Garnet LIHTC Fund VI, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 5493004SHC8WFSE5A694 1—LEI Garnet LIHTC Fund VIII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 54930031M55TCAH2GK62 1—LEI Garnet LIHTC Fund X, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300OLPPILXC6J3P85 1—LEI Garnet LIHTC Fund XI, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300T9OFZU82K3H547 1—LEI Garnet LIHTC Fund XII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300JTLC7F10FPYS37 1—LEI Garnet LIHTC Fund XII-A, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300U4XXD62OFMXH76 1—LEI Garnet LIHTC Fund XII-B, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 54930035LGY1QUM0H065 1—LEI Garnet LIHTC Fund XII-C, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300ALP4RVGGLMOM10 1—LEI Garnet LIHTC Fund XIII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300H5URJHRYYLJT18 1—LEI Garnet LIHTC Fund XIII-A, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300MFKHXLJ4LX2K59 1—LEI Garnet LIHTC Fund XIII-B, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300RFMCWODN7YQ360 1—LEI Garnet LIHTC Fund XIV, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300UX38Y28QDO5T34 1—LEI Garnet LIHTC Fund XIX, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 5493005ETTV62RSFML59 1—LEI Garnet LIHTC Fund XL, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300C7NL5X8PJ63472 1—LEI Garnet LIHTC Fund XLII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300LMLL5NEH96OZ59 1—LEI Garnet LIHTC Fund XLVI, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300RTCXUGW4QBR145 1—LEI Garnet LIHTC Fund XV, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300HDYPZ7C1JY1T36 1—LEI Garnet LIHTC Fund XVI, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300Z47RH2QLR4WW58 1—LEI Garnet LIHTC Fund XVII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300VVVF7TTMWB1339 1—LEI Garnet LIHTC Fund XVIII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300XV44TF825KAS89 1—LEI Garnet LIHTC Fund XXII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300O5S7JTWJVKID74 1—LEI Garnet LIHTC Fund XXIII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300V6SVKA0SBE6088 1—LEI Garnet LIHTC Fund XXIX, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300KLCY6S2RFD0O83 1—LEI Garnet LIHTC Fund XXV, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300PL00MPBABIN093 1—LEI Garnet LIHTC Fund XXVI, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300L3CK61D3ZL8U12 1—LEI Garnet LIHTC Fund XXVIII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method CONTINUED > 17 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking US 549300K0SBZYBV548E13 1—LEI Garnet LIHTC Fund XXX, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300DHBM7T6FZ0NM44 1—LEI Garnet LIHTC Fund XXXI, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 54930098NQIIP2EOR227 1—LEI Garnet LIHTC Fund XXXII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300VI4IBHJ448IP68 1—LEI Garnet LIHTC Fund XXXIII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300IJ08G1C7XGTL34 1—LEI Garnet LIHTC Fund XXXIV, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300FPUUUWSB4H9507 1—LEI Garnet LIHTC Fund XXXV, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300KXFGEQUG0MC082 1—LEI TAHP Fund 1, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300WC53SJQWIW1P51 1—LEI TAHP Fund 2, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 5493004I41768LSBKN02 1—LEI TAHP Fund VII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method US 549300NN5MMVBK8FK966 1—LEI Garnet LIHTC Fund XXXIX, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 1.00% 1.00% 1.00% 2—Significant 1.00% 1—Included in the scope 10—Other method US 549300NK9DS2NIKW2045 1—LEI Garnet LIHTC Fund XXXVI, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 1.00% 1.00% 1.00% 2—Significant 1.00% 1—Included in the scope 10—Other method US 549300N8UPLGS24W4K40 1—LEI Garnet LIHTC Fund XXXVII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 1.00% 1.00% 1.00% 2—Significant 1.00% 1—Included in the scope 10—Other method US 549300RGO11R1OBD4050 1—LEI AEGON Affordable Housing Debt Fund I, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 5.00% 5.00% 5.00% 2—Significant 5.00% 1—Included in the scope 10—Other method US 549300HWN8CSSBZ4LT23 1—LEI Garnet LIHTC Fund XLI, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 10.01% 10.01% 10.01% 2—Significant 10.01% 1—Included in the scope 10—Other method US 549300HPKPXNR7IDMH77 1—LEI Garnet LIHTC Fund XLVII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 15.00% 15.00% 15.00% 2—Significant 15.00% 1—Included in the scope 10—Other method US 549300J64E50E4UZID54 1—LEI Garnet LIHTC Fund XXVII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 16.72% 16.72% 16.72% 2—Significant 16.72% 1—Included in the scope 10—Other method US 5493008IF4AVVMVACP15 1—LEI Garnet LIHTC Fund XXIV, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 21.27% 21.27% 21.27% 2—Significant 21.27% 1—Included in the scope 10—Other method US 549300QOVHMBPQQ7Y889 1—LEI Real Estate Alternatives Portfolio 2, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 44.75% 44.75% 44.75% 2—Significant 44.75% 1—Included in the scope 10—Other method US 549300Q8FF7GLGXF1G53 1—LEI 239 West 20th Street, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method US 549300HWP4QM4TXUEO41 1—LEI 25 East 38th Street, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method US 549300H1WKVVA1IWZI22 1—LEI 313 East 95th Street, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method US 549300CVIUECWU77MJ28 1—LEI 319 East 95th Street, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method US 549300BI7UYO30CEX949 1—LEI Transamerica International Direct Marketing Consultants, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method US 549300IYT675482ELI49 1—LEI Yarra Rapids, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method US 549300KS3XVJRUSMLE10 1—LEI Barfield Ranch Associates, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional consolidation US 549300WCSXGBO4HEYF34 1—LEI Osceola Mitigation Partners, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional consolidation CONTINUED > 18 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking US 54930029PERJ527UW475 1—LEI Placer 400 Investors, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional consolidation US 549300VK82YW9FDB6Z90 1—LEI Aegon LIHTC Fund 50, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 51.01% 51.01% 51.01% 1—Dominant 51.01% 1—Included in the scope 10—Other method US 549300751M4BBRH4JZ78 1—LEI Aegon LIHTC Fund 52, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 51.01% 51.01% 51.01% 1—Dominant 51.01% 1—Included in the scope 10—Other method US 549300Y0XBHMBUH13M31 1—LEI Cupples State LIHTC Investors, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 63.00% 63.00% 63.00% 1—Dominant 63.00% 1—Included in the scope 10—Other method US 5493005QF3R3S7U0VF03 1—LEI Garnet LIHTC Fund XLVIII, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 75.19% 75.19% 75.19% 1—Dominant 75.19% 1—Included in the scope 10—Other method US 54930082XZCX92K2CB75 1—LEI Real Estate Alternatives Portfolio 3, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 99.00% 99.00% 99.00% 1—Dominant 99.00% 1—Included in the scope 10—Other method US 5493006PV6C4BE40S950 1—LEI AMTAX Holdings 613 LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 99.63% 99.63% 99.63% 1—Dominant 99.63% 1—Included in the scope 10—Other method US 549300O7FH87FAKZ7J66 1—LEI AEGON Direct Marketing Services International, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US KEIOKM01PSK5VZ5CCI74 1—LEI AEGON Funding Company LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493003JEJ87PBC8MF88 1—LEI Aegon Global Services, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300YCTMC0VMMGKT18 1—LEI AHDF Manager II, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300SKERA111LX8B49 1—LEI ALH Properties Eight, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300M4GGDYA514HD56 1—LEI ALH Properties Eleven, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300FQ85RHI1X6GD97 1—LEI ALH Properties Four, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300FV7DWDRG300F41 1—LEI ALH Properties Nine, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300ZM0GT06PRNSU81 1—LEI ALH Properties Seven, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300KSU0SLH7MI6782 1—LEI ALH Properties Seventeen, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 54930036NE3MDX0EVY82 1—LEI ALH Properties Sixteen, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493005T7P5SRETN9I32 1—LEI ALH Properties Ten, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300UFAVK11H1WC672 1—LEI ALH Properties Twelve, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300RX905X22ER7I81 1—LEI ALH Properties Two, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300M62D4QF17PTO84 1—LEI AUSA Holding, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300GVK6KL1J8OP386 1—LEI FGH Realty Credit, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300T6I4LSEFT6P532 1—LEI FGH USA, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300M4FBYQIINMM731 1—LEI FGP 90 West Street, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300KCNERYMAWMQ266 1—LEI FGP West Street, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation CONTINUED > 19 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking US 549300M6FIIMQ0U0JM73 1—LEI Fifth FGP, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300TYGFX51637C240 1—LEI First FGP, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493002C51EDDD164U83 1—LEI Fourth FGP, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300JFVS0SKBXSVQ59 1—LEI Horizons Acquisition 5, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300N3976R2XOTG144 1—LEI Horizons St. Lucie Development, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300BG8WQXDEMFPD22 1—LEI Interstate North Office Park (Land) G.P., LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300KKNOO0BRR6F937 1—LEI Interstate North Office Park GP, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300BLFGEU6K7T5J69 1—LEI Interstate North Office Park Owner, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300C4EOH3OS4OPW70 1—LEI Investors Warranty of America, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493006H80Z1VM83F195 1—LEI LCS Associates, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300IG0V87JRQ67253 1—LEI Mitigation Manager LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300P11XFB1CK4ST43 1—LEI New Markets Community Investment Fund, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300ZVH30L15F34X12 1—LEI Oncor Insurance Services, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300HFOLHQGE6G3H57 1—LEI PSL Acquisitions Operating, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493006INT7434WQKR24 1—LEI RCC North America LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300PZW42ST56KQ512 1—LEI Second FGP, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300D3JWB4O0MVL375 1—LEI Seventh FGP, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300TKM4Y9PBWESQ08 1—LEI St. Lucie West Development Company, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493002H4SPMUU2A4J23 1—LEI TABR Realty Services, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300CSZB2QI28ET474 1—LEI TAH Pentagon Funds, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493002CVVVQHNSZRD21 1—LEI TAH-Solar SLP, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300WT08KMB170P577 1—LEI Tradition Development Company, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300K3SBWSYD4NZK46 1—LEI Tradition Irrigation Company, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300QUT4BH7E7JPJ42 1—LEI Tradition Land Company, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300P6CH0Y6MINRR57 1—LEI Transamerica Aviation LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300XNFCQ6RZV81Q59 1—LEI Transamerica Retirement Advisors, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation CONTINUED > 20 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking US 549300UNFY0ZGYCS0G92 1—LEI Transamerica Retirement Insurance Agency, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493001HNK5P2VO0FS39 1—LEI Transamerica Retirement Solutions, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300YEJGF0KA0LDH24 1—LEI Transamerica Travel and Conference Services, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300PCPGXEYR71WH63 1—LEI Transamerica Ventures Fund, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300DP4R0517BC3128 1—LEI Transamerica Ventures, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493009KI97D1UK71303 1—LEI Universal Benefits, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300GEDDS77EK2O842 1—LEI WFG Properties Holdings, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US 549300RDXCN4ZNFDZX22 1—LEI Aegon Affordable Housing Debt Fund II, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300CDVM3GDKYY2Y16 1—LEI Aegon Community Investments 50, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300ZD6ZTEZ5VDHI35 1—LEI Aegon Community Investments 51, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300IFTMTG6ME6CI48 1—LEI Aegon Community Investments 52, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 54930018DR0MVK5SZR05 1—LEI Aegon Community Investments 53, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300N7O3Y2LATDF785 1—LEI Aegon Community Investments 54, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300U5ZAQTUVOZVZ59 1—LEI Aegon Community Investments 55, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300CREPZV3FGIG153 1—LEI Aegon LIHTC Fund 54, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300QFPDVB17PW2R60 1—LEI Aegon LIHTC Fund 55, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300PKUNXMJNBJO817 1—LEI AEGON Managed Enhanced Cash, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300XXJB4ZT1OZ3X85 1—LEI Aegon Multi-Family Equity Fund, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 5493001IUFWQSJL83321 1—LEI Bay State Community Investments I, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300XOBLFX75TEUS56 1—LEI Bay State Community Investments II, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300UD0J639HBIM974 1—LEI Carle Place Leasehold SPE, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300EDO89RGQOI8B32 1—LEI FD TLIC Limited Liability Company 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300PJL1E0DZ31VO49 1—LEI Garnet Community Investments III, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300DPTHF0KK0TSI40 1—LEI Garnet Community Investments IV, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300JZULB8MP3X1B51 1—LEI Garnet Community Investments IX, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method US 549300O2NN4KJWUWT788 1—LEI Garnet Community Investments V, LLC 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method CONTINUED > 21 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

22 SFCR 2017 **Public QRTs**

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/Non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	5493002ARB37PU1M1C69	1 - LEI	Garnet Community Investments VI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493004OIBKHU9YO885	1 - LEI	Garnet Community Investments VII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300458U8ZNRDYBG63	1 - LEI	Garnet Community Investments VIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493002RSEBKQB1V1A24	1 - LEI	Garnet Community Investments X, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493002OI1CESHMVKH05	1 - LEI	Garnet Community Investments XI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300NDVS53EWNQAL50	1 - LEI	Garnet Community Investments XII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300WADUPQVBUPXH94	1 - LEI	Garnet Community Investments XL, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300QIOH14GVCZND42	1 - LEI	Garnet Community Investments XLI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300CNWGQ6DOR4IQ72	1 - LEI	Garnet Community Investments XLII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493002KWL1W68C88866	1 - LEI	Garnet Community Investments XLIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493004ZTZACF44IYD46	1 - LEI	Garnet Community Investments XLIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300SPZ8IQ7I8QHZ39	1 - LEI	Garnet Community Investments XLIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300IVWBN836JM7096	1 - LEI	Garnet Community Investments XLV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300KSMIGABK5R503	1 - LEI	Garnet Community Investments XLVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300RF35QWKDE7NK49	1 - LEI	Garnet Community Investments XLVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300B4HNMNZ2M0S84	1 - LEI	Garnet Community Investments XLVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300256HQTVIRHSK02	1 - LEI	Garnet Community Investments XVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300P8DKD7I3KBPA46	1 - LEI	Garnet Community Investments XX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300PVSR4TNT67Q312	1 - LEI	Garnet Community Investments XXIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300S8MIMGTWKEVG64	1 - LEI	Garnet Community Investments XXIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300MCIF4I8FVE238	1 - LEI	Garnet Community Investments XXV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300CIEVLW6KDXQB84	1 - LEI	Garnet Community Investments XXVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300B5RGGFICHVKT31	1 - LEI	Garnet Community Investments XXVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300IY7I7MMKEVB81	1 - LEI	Garnet Community Investments XXVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300YMGFRCDDUYCU12	1 - LEI	Garnet Community Investments XXX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493003KBIMYB4KQD87	1 - LEI	Garnet Community Investments XXXI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

CONTINUED >

AEGON Solvency and Financial Condition Report 2017 Unaudited

23 SFCR 2017 **Public QRTs**

S.32.01.22 – Undertakings in the scope of the group

Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/Non mutual)	Supervisory Authority	Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
								% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	549300NZ1AE6JGQJ2813	1 - LEI	Garnet Community Investments XXXII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300WRGM2L51RAJP76	1 - LEI	Garnet Community Investments XXXIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300305EOQHH3ET090	1 - LEI	Garnet Community Investments XXXIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300D4F7NCA5FG6R18	1 - LEI	Garnet Community Investments XXXIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300AWWNM1PGVFA155	1 - LEI	Garnet Community Investments XXXV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300NC57QIFD0WZF61	1 - LEI	Garnet Community Investments XXXVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300IHFIOYGNOC0009	1 - LEI	Garnet Community Investments XXXVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300DZ7Y9LUOFDVI02	1 - LEI	Garnet Community Investments XXXVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493007E9KL80F60VK91	1 - LEI	Garnet Community Investments, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300H2EWHQCTPED307	1 - LEI	Garnet LIHTC Fund VII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300NGU3I8I2HW6Y45	1 - LEI	Garnet LIHTC Fund XX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300HTYYKUG7LF5I06	1 - LEI	Garnet LIHTC Fund XXI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300P50CZK1MGCDU47	1 - LEI	Life Investors Alliance LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300FWHK39MM2DRO50	1 - LEI	LICA Holdings, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493004WL1SZ3ZUWK60	1 - LEI	Natural Resources Alternatives Portfolio I, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300TQKHIOK6QOKB71	1 - LEI	Peoples Benefit Services, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300POVVV258VNCH80	1 - LEI	Real Estate Alternatives Portfolio 4 HR, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300UFVMZ3RG7BFY05	1 - LEI	Real Estate Alternatives Portfolio 4 MR, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300SZ90VI4735IK62	1 - LEI	SB Frazer Owner, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300DP0KVQUQPCQH28	1 - LEI	TAH Imani Fe GP, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300I2S35CHEI7D909	1 - LEI	THH Acquisitions, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493004MX01K1NU9CG21	1 - LEI	Transamerica Pyramid Properties, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300UDQ546KNO9HF04	1 - LEI	Transamerica Realty Investment Properties, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300430IP6TY087A85	1 - LEI	Zero Beta Fund, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300YICPOR3LLDV758	1 - LEI	Imani FE, L.P.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Partnership	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300T15IMSPEU7HR93	1 - LEI	Interstate North Office Park (Land), L.P.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Partnership	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

CONTINUED >

AEGON Solvency and Financial Condition Report 2017 Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking US 549300F51GS2S8KSO328 1—LEI Interstate North Office Park, L.P. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Liability Partnership 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation GB 5493002IIN0Y7QZCB093 1—LEI Transamerica Funding LP 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Partnership 2—Non-mutual 99.00% 99.00% 99.00% 1—Dominant 99.00% 1—Included in the scope 1—Method 1: Full consolidation US 5493000QOZYQG8IDL473 1—LEI Bay Area Community Investments I, LP 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Limited Partnership 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method NL HQ3GGRCL36PHS3MFE294 1—LEI AEGON Derivatives N.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Naamloze vennootschap (NV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation BR 27076669BR10001 2—Specific code MT ADMINISTRADORA E CORRETORA DE SEGUROES LTDA 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 45.00% 45.00% 45.00% 2—Significant 45.00% 1—Included in the scope 3—Method 1: Adjusted equity method TH 2138003C9DBI9I4ZR845 1—LEI ADMS Global Services (Thailand) Limited 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 47.37% 47.37% 47.37% 2—Significant 47.37% 1—Included in the scope 2—Method 1: Proportional consolidation TH 213800CN7ISVO16Y1B81 1—LEI Aegon Insights (Thailand) Limited 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method BR 5493006UIZWKF5VM0P73 1—LEI Mongeral AEGON Administraçao e Benefícia Ltda. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 49.50% 49.50% 49.50% 2—Significant 49.50% 1—Included in the scope 10—Other method BR 5493000B2G5T5UIWI260 1—LEI Mongeral AEGON Tecnologia Ltda. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional consolidation BR 54930097E4TD6S41C577 1—LEI Senior Services do Brasil Administraçao de Benefícios Ltda. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional consolidation BR 549300EPWBNT60DO6G38 1—LEI Mongeral AEGON Investimentos Ltda. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional consolidation BR 5493001G8S32MT4MSM24 1—LEI Mongeral AEGON Holding Ltda. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional consolidation MX 549300AQWLALW7T7IP55 1—LEI AEGON Direct Marketing Services Mexico, S.A. de C.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 98.78% 98.78% 98.78% 1—Dominant 98.78% 1—Included in the scope 1—Method 1: Full consolidation MX 549300C0TWUXMQ7K2R68 1—LEI Akaan-Aegon, S.A.P.I. de C.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 99.99% 99.99% 99.99% 1—Dominant 99.99% 1—Included in the scope 1—Method 1: Full consolidation JP 3538000169DJNOPRTX59 1—LEI Aegon Insights Japan Co., Ltd. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation MX 549300Q7JQSIS95PK646 1—LEI AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation TW 213800P871CC7FRYX808 1—LEI AEGON Direct Marketing Services, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation TW 21380051C9YRD8Y8FQ37 1—LEI Aegon DMS (Taiwan) Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation HU 529900A45DQG7VQKO164 1—LEI AEGON Magyarország Közvetítő és Marketing Zártkörűen működő Részvénytársaság 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method BR 549300GE4B7XX30JVK92 1—LEI Transamerica Affinity Marketing Corretora de Seguros Ltda. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual Superintendencia de Seguros Privados 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation TH 213800NLLWGM5Z858M59 1—LEI AEGON Direct Non Life Insurance Broker (Thailand ) Limited 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual Office of Insurance Commission 72.74% 72.74% 72.74% 1—Dominant 72.74% 1—Included in the scope 1—Method 1: Full consolidation TH 213800KYU495KRK1TT89 1—LEI AEGON Direct Life Insurance Broker (Thailand) Limited 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual Office of Insurance Commission 73.11% 73.11% 73.11% 1—Dominant 73.11% 1—Included in the scope 1—Method 1: Full consolidation KR 9884008UY7YFI98WUX52 1—LEI AEGON Direct Marketing Services Korea Co., Ltd. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual Financial Supervisory Service 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation ID 213800IGZFALN69LD862 1—LEI PT. Aegon Insights Indonesia 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual State Minister of Investment/ Head of Capital Investment Coordinating Board (BKPM) 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation PR 5493007PHHMGXQRWHQ03 1—LEI WFG Insurance Agency of Puerto Rico, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual Commonwealth of Puerto Rico Office of the Commissioner of Insurance 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method CA 549300RULQ7JTLONNP07 1—LEI WFG Securities Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation CONTINUED > 24 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking CA 5493003SKNYB7RVNOH76 1—LEI World Financial Group Canada, Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation CA 549300XF2MLFE6X0WV31 1—LEI World Financial Group Holding Company of Canada Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation CA 5493004BR6PHJY4Y6Q92 1—LEI World Financial Group Insurance Agency of Canada Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation CA 549300MI2MFAWF2DPP52 1—LEI World Financial Group Subholding Company of Canada Inc. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Private Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation AU 261700O99FHEJSS1E537 1—LEI Aegon Insights Australia Pty Limited 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Proprietary Limited 2—Non-mutual Australian Securities and Investments Commission 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation AU 2617000JXJVRBPWKMK41 1—LEI Transamerica Direct Marketing Asia Pacific Pty. Ltd. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Proprietary Limited 2—Non-mutual Australian Securities and Investments Commission 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation AU 261700HSYF6KMH9K2D25 1—LEI Transamerica Insurance Marketing Asia Pacific Pty. Ltd. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Proprietary Limited 2—Non-mutual Australian Securities and Investments Commission 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation ES 9598002F5GDGA6N01Q58 1—LEI CAVANILLES, S.A.U 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Sociedad Anónima Unipersonal (SAU) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation ES 959800K35FEUHGH3DB80 1—LEI Aegon Mediacion S.L.U. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Sociedad Limitada Unipersonal (SLU) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 549300NP1U0PJA5T9N08 1—LEI Coöperatieve AEGON Financieringsmaatschappij U.A. 10—Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Vereniging 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation NL 549300X0WBQ509Z6CJ91 1—LEI AEGON Asset Management Holding B.V. 8—Credit institution, investment firm and financial institution Besloten vennootschap (BV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules NL 549300TTPZVLCFH3HW73 1—LEI Aegon Asset Management Pan-Europe B.V. 8—Credit institution, investment firm and financial institution Besloten vennootschap (BV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules NL 549300S7DH0HXAJSVI23 1—LEI AEGON Hypotheken B.V. 8—Credit institution, investment firm and financial institution Besloten vennootschap (BV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules NL 724500G180OW3773WC07 1—LEI Orange Loans B.V. 8—Credit institution, investment firm and financial institution Besloten vennootschap (BV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules GB 213800UEB5PQMZYOFM66 1—LEI AEGON Investment Solutions Ltd. 8—Credit institution, investment firm and financial institution Limited by Shares 2—Non-mutual Financial Conduct Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules GB 213800XRUPSOZUPSF553 1—LEI Cofunds Limited 8—Credit institution, investment firm and financial institution Limited by Shares 2—Non-mutual Financial Conduct Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules GB 549300H04Q2RFS1HPW19 1—LEI Kames Capital Holdings Limited 8—Credit institution, investment firm and financial institution Limited by Shares 2—Non-mutual Financial Conduct Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules GB 54930068D346B3DJA524 1—LEI Kames Capital Management Limited 8—Credit institution, investment firm and financial institution Limited by Shares 2—Non-mutual Financial Conduct Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules GB 2138005XCX3B3QSMOH80 1—LEI Origen Financial Services Limited 8—Credit institution, investment firm and financial institution Limited by Shares 2—Non-mutual Financial Conduct Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules CN 27076669CN1000 2—Specific code AEGON Industrial Fund Management Co., LTD. 8—Credit institution, investment firm and financial institution Limited by Shares 2—Non-mutual China Insurance Regulatory Commission 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 4—Method 1: Sectoral rules CN 27076669CN10000 2—Specific code Shanghai Wisdom Asset Management Company Ltd 8—Credit institution, investment firm and financial institution Limited by Shares 2—Non-mutual China Insurance Regulatory Commission 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 4—Method 1: Sectoral rules HK 549300SI743R1ZT34B49 1—LEI AEGON Asset Management (Asia) Limited 8—Credit institution, investment firm and financial institution Limited by Shares 2—Non-mutual Securities and future Commission of Hong Kong 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules US 549300QZJJZZ2NCTMU50 1—LEI Transamerica Investment Management, LLC 8—Credit institution, investment firm and financial institution Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules NL 549300772D1G8JPIUR96 1—LEI Aegon Bank N.V. 8—Credit institution, investment firm and financial institution Naamloze vennootschap (NV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules HU 213800DQISR6G49WXI83 1—LEI AEGON Magyarország Befektetési Alapkezelő Zártkörűen Működő Részvénytársaság 8—Credit institution, investment firm and financial institution Private Company 2—Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules HU 213800SX1B32LR465O95 1—LEI AEGON Magyarország Hitel Zártkörűen Működő Részvénytársaság 8—Credit institution, investment firm and financial institution Private Company 2—Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules HU 213800Z2BRCJ5NA5I178 1—LEI AEGON Magyarország Lakástakarékpénztár Zrt. 8—Credit institution, investment firm and financial institution Private Company 2—Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules ES 959800SE0ENDNHZMMZ87 1—LEI AEGON Activos A.V., S.A. 8—Credit institution, investment firm and financial institution Sociedad Anónima Unipersonal (SAU) 2—Non-mutual Comisión Nacional del Mercado de Valores 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules NL 724500FOHJDQ6OYS3Z70 1—LEI Aegon PPI B.V. 9—Institution for occupational retirement provision Besloten vennootschap (BV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules NL 724500FTXOFL1M1HHY30 1—LEI CAPPITAL Premiepensioeninstelling B.V. 9—Institution for occupational retirement provision Besloten vennootschap (BV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules CONTINUED > 25 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking US 5493001BX7IX6W8YXF92 1—LEI AEGON USA Real Estate Services, Inc. 11—Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules US 5493002J7SZ79DI33T92 1—LEI AEGON USA Realty Advisors of California, Inc. 11—Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules US 5493003SYWQCN68VWG95 1—LEI AXA Equitable AgriFinance, LLC 11—Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 4—Method 1: Sectoral rules US 5493004OHKB8GOWS7Q87 1—LEI AEGON USA Asset Management Holding, LLC 11—Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules RO 549300FPF48D7U5LXB78 1—LEI AEGON PENSII—Societate de Administrare a Fondurilor de Pensii Private S.A. 11—Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual Autoritatea de Supraveghere Financiara—Sectorul de Pensii Private 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules PL 259400COIIDVAW4L9035 1—LEI AEGON Powszechne Towarzystwo Emerytalne Spółka Akcyjna 11—Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual Komisja Nadzoru Finansowego 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules SK 315700RZAH6QAU6HY806 1—LEI AEGON, d.s.s. a.s 11—Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 Private Company 2—Non-mutual Narodna Banka Slovenska 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules NL 5493005S591LT1RDBJ14 1—LEI AEGON Investment Management B.V. 14—UCITS management companies as defined in Article 1 (54) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules NL JV4UPVCSE0JZHVXMZL03 1—LEI TKP Investments B.V. 14—UCITS management companies as defined in Article 1 (54) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules GB 213800O24R9L3ZG21H70 1—LEI Kames Capital plc 14—UCITS management companies as defined in Article 1 (54) of Delegated Regulation (EU) 2015/35 Public Limited Company 2—Non-mutual Financial Conduct Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules FR 969500EFTR4WOMMCYL31 1—LEI La Banque Postale Asset Management S.A. 14—UCITS management companies as defined in Article 1 (54) of Delegated Regulation (EU) 2015/35 Société Anonyme 2—Non-mutual Autorité des Marchés Financiers 25.00% 25.00% 25.00% 2—Significant 25.00% 1—Included in the scope 4—Method 1: Sectoral rules NL 724500UQ6H0LXUR3U428 1—LEI Saemor Capital B.V. 15—Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual De Nederlandsche Bank 68.00% 68.00% 68.00% 1—Dominant 68.00% 1—Included in the scope 4—Method 1: Sectoral rules NL 724500679989NKV3KK05 1—LEI Pelargos Capital B.V. 15—Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 Besloten vennootschap (BV) 2—Non-mutual De Nederlandsche Bank 73.33% 73.33% 73.33% 1—Dominant 73.33% 1—Included in the scope 4—Method 1: Sectoral rules US 4DJIF67XTB552L0E3L78 1—LEI AEGON USA Investment Management, LLC 15—Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules US 54930021S1WCKH88L448 1—LEI AEGON USA Realty Advisors, LLC 15—Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules US 54930039LKYHR13O8M95 1—LEI AHDF Manager I, LLC 15—Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules US 549300S3Q1OT1XOHRN33 1—LEI AMFETF Manager, LLC 15—Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules US 549300CRTPRTXDBFSF41 1—LEI AUIM Credit Opportunities Fund, LLC 15—Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 Limited Liability Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules NL 7245009FH3J461GU5E11 1—LEI O B Capital Coöperatief U.A. 99—Other Besloten vennootschap (BV) 1—Mutual 95.00% 95.00% 95.00% 1—Dominant 95.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500F99S6EMDTSCH70 1—LEI Newest Industry B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 20.00% 20.00% 20.00% 2—Significant 20.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 7245001A5FB1PPN6UP28 1—LEI Dynamic Credit Group B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 25.00% 25.00% 25.00% 2—Significant 25.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 27076669NL10002 2—Specific code Romeo Financiële Diensten B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 27.50% 27.50% 27.50% 2—Significant 27.50% 1—Included in the scope 3—Method 1: Adjusted equity method NL 27076669NL10004 2—Specific code Mezzanine Partners III Co-Invest LP 99—Other Besloten vennootschap (BV) 2—Non-mutual 30.00% 30.00% 30.00% 2—Significant 30.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 72450085ROINJRUDAT34 1—LEI Woodpecker Holding B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500ARCNN8JVOQBX96 1—LEI AEGON Asia B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500P2KWMJER1T2J60 1—LEI AEGON Brazil Holding II B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method CONTINUED > 26 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking NL 724500NNI6CBPM2LWC36 1—LEI AEGON CEE B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500V6ZHI91QY7NZ81 1—LEI AEGON Corporate Center B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 7245005IV1TNSBVLA885 1—LEI AEGON Innovation Investments B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500EVZJMQMAX50A37 1—LEI AEGON Mexico Holding B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 7245003TEAHUXU7JJG11 1—LEI AEGON Mexico Holding IV B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500FF19WGRZFYXG65 1—LEI AEGON Nevak Holding B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500LQOWADARWJB642 1—LEI AEGON Taiwan Holding B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500IJCP4KIJPHWK05 1—LEI Be Suitable B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500213VWWN1ERJ702 1—LEI BS Loans B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500QXCRAAGDLGC705 1—LEI Digital Investments CEE B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 7245001F1O84YYEZDP76 1—LEI Ensupport B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 27076669NL10003 2—Specific code Hayfin SOF II AIV IB 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500DLE2Z6B5YR3869 1—LEI Nedasco B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500S36GIRXX6FGV24 1—LEI Nedasco Financiële Diensten B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 72450059S7PWK873O939 1—LEI NewDutch B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 72450024BJ4DX65RAO95 1—LEI SAECURE 12 B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500L2I289URG9C888 1—LEI SAECURE 13 NHG B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 7245007BDASS69G5ST47 1—LEI SAECURE 14 NHG B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500ANME5QAXIYVP30 1—LEI SAECURE 15 B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 7245004OZYVVG24VCN52 1—LEI TKP Pensioen B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 5493003HYP3THDEOG691 1—LEI AEGON Custody B.V. 99—Other Besloten vennootschap (BV) 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method US 54930094CUO17HBJ0W89 1—LEI Pearl Holdings, Inc. I 99—Other Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method US 54930038P280NHW4HY18 1—LEI Pearl Holdings, Inc. II 99—Other Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 549300AMRZPVJ52LT884 1—LEI Kames Sterling Reserve Fund 99—Other Limited by Shares 2—Non-mutual 92.00% 92.00% 92.00% 1—Dominant 92.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800XW5778M5G95M45 1—LEI AEGON Investment Solutions - Nominee 1 (Gross) Ltd. 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 2138006FPYVIWJYPWT73 1—LEI AEGON Investment Solutions—Nominee 2 (Net) Ltd. 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800MU6N7QJUWCEZ34 1—LEI AEGON Investment Solutions—Nominee 3 (ISA) Ltd. 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 27076669UK10001 2—Specific code Aegon Investments Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800RQS2WCWEPO3S46 1—LEI AEGON Pension Trustee Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800D2BKEYKQB8S653 1—LEI AEGON SIPP GUARANTEE NOMINEE LIMITED 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 27076669UK10002 2—Specific code Aegon SIPP Nominee 2 Ltd. 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800NSW238W1LX2M70 1—LEI AEGON SIPP Nominee Ltd. 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800J36W1T73RAUM25 1—LEI AEGON UK Corporate Services Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800KW3U5C7JUBTJ25 1—LEI AEGON UK IT Services Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800FHIPZGT9PVZD75 1—LEI AEGON UK Property Fund Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 2138004TJ2R1U2564D74 1—LEI AEGON UK Services Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method CONTINUED > 27 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

S.32.01.22 – Undertakings in the scope of the group Criteria of influence Inclusion in the scope of group supervision Group solvency calculation Country Identification code of the undertaking Type of code of the ID of the undertaking Legal Name of the undertaking Type of undertaking Legal form Category (mutual/Non mutual) Supervisory Authority % capital share % used for the establishment of consolidated accounts % voting rights Other criteria Level of influence Proportional share used for group solvency calculation Yes/No Date of decision if art. 214 is applied Method used and under method 1, treatment of the undertaking GB 27076669UK10003 2—Specific code Andrews Nominees Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 2138008ND7K2NAM3Z989 1—LEI Cofunds Leasing Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800LLFS57I2QVRN18 1—LEI Cofunds Nominees Ltd 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800MRW8IPNNSRNT79 1—LEI Dorset Nominees Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 27076669UK10004 2—Specific code Lochside Nominees Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800J9W9UJTLC4O476 1—LEI Minster Nominees Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800RMKHHF3Y6QR371 1—LEI Momentum Group Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800XEAM78W89IMU15 1—LEI NEWCAST PROPERTY DEVELOPMENTS (ONE) LIMITED 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800JGJ88WL6SHDZ54 1—LEI NEWCAST PROPERTY DEVELOPMENTS (TWO) LIMITED 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800MQKCGEXWYZSA30 1—LEI Origen Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 2138004URG54I4AY7C42 1—LEI Scottish Equitable (Managed Funds) Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 27076669UK10005 2—Specific code Victoria Nominees Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 27076669UK10006 2—Specific code Witham Institutional Nominee Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800CA3P6O2SCC3L88 1—LEI AEGON Direct Marketing Services Europe Ltd. 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method JE 549300JGN4TVLKAXRX50 1—LEI Kames Target Healthcare General Partner Limited 99—Other Limited by Shares 2—Non-mutual Financial Conduct Authority 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 7245004BD2VTVTCOGH38 1—LEI Hague Reinsurance Management N.V. 99—Other Naamloze vennootschap (NV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500602MH5MLCAIB68 1—LEI Knab Advies & Bemiddeling N.V. 99—Other Naamloze vennootschap (NV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method NL 724500MOMIN93HZ83T35 1—LEI Van Nierop Assuradeuren N.V. 99—Other Naamloze vennootschap (NV) 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method HU 529900WONIAY1TPGY043 1—LEI AEGON Magyarország Ingatlanhasznosító Korlátolt Felelősségű Társaság 99—Other Partnership 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method IN 335800TROFOEPZC6NR33 1—LEI Transamerica Direct Marketing Consultants Private Limited 99—Other Private Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method CN 30030011FH72AL0QBG84 1—LEI YingHui Marketing Consultancy (Shanghai) Co., Ltd. (literal translation from Chinese; also known as “Aegon Marketing Services Shanghai Limited”) 99—Other Private Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method PL 259400ZLEYNUG1B48D49 1—LEI Phinance Spółka Akcyjna 99—Other Private Company 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 3—Method 1: Adjusted equity method HU 529900NPFBHZ6OLPHB75 1—LEI AEGON Magyarország Pénztárszolgáltató Zártkörűen Működő Részvénytársaság 99—Other Private Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method PL 259400KCGRY9E2W3KA15 1—LEI AEGON Services spółka z ograniczoną odpowiedzialnością 99—Other Private Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method CZ 27076669CZ10001 2—Specific code Chytrý Honza a.s. 99—Other Private Company 2—Non-mutual Ceska Narodni Banka 30.00% 30.00% 30.00% 2—Significant 30.00% 1—Included in the scope 3—Method 1: Adjusted equity method PL 259400VWAVP1AZGQ0L03 1—LEI Aegon Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna 99—Other Private Company 2—Non-mutual Komisja Nadzoru Finansowego 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method SK 097900BFEO0000013936 1—LEI AEGON partner, s.r.o. 99—Other Private Company 2—Non-mutual Narodna Banka Slovenska 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method ID 2138003M3NTP1HB19R27 1—LEI PT. Futuready Insurance Broker 99—Other Private Company 2—Non-mutual Otoritas Jasa Keuangan – Indonesia Financial Services Authority 80.00% 80.00% 80.00% 1—Dominant 80.00% 1—Included in the scope 3—Method 1: Adjusted equity method JP 3538001359ADMOPRUY33 1—LEI Aegon Insurance Services Co., Ltd. 99—Other Private Company 2—Non-mutual Financial Services Agency (Japan) 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method ES 9598007MY7BUNEAWHH88 1—LEI AEGON Espana Holdco, S.R.L. 99—Other Sociedad de Responsabilidad Limitada 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method 28 Solvency and Financial Condition Report 2017 SFCR 2017 Public QRTs Unaudited

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